Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Nine Months Ended			Twelve Months Ended
	September 30,	December 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Income from continuing Operations	$205,900	$225,803	$236,563	$327,367	$302,332	$269,772
Income Taxes	117,574	102,473	152,145	213,535	194,200	141,592
Fixed Charges	168,291	235,407	219,178	211,958	202,804	194,070

Total	$491,765	$563,683	$607,886	$752,860	$699,336	$605,434

Fixed Charges:
Interest Expense	$144,645	$204,339	$187,039	$175,822	$166,447	$157,142
Estimated Interest Portion of Annual Rents	23,646	31,068	32,139	36,136	36,357	36,928

Total Fixed Charges	$168,291	$235,407	$219,178	$211,958	$202,804	$194,070

Ratio of Earnings to Fixed Charges (rounded down)	2.92	2.39	2.77	3.55	3.44	3.11